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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2006

                        Commission File Number: 001-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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


On March 20, 2006, Husky Energy Inc. announced plans to proceed with engineering for expansion of the Husky Lloydminster Upgrader. The press release is attached hereto as Exhibit A.


On March 21, 2006, Husky Energy Inc. issued a press release announcing it had filed its Annual Information Form, audited consolidated financial statements and related Management's Discussion and Analysis for the year ended December 31, 2005 with Canadian securities regulatory authorities on SEDAR. In addition, Husky Energy Inc. filed on EDGAR in the United States its annual report on Form 40-F for the year ended December 31, 2005. The press release is attached hereto as Exhibit B.




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date:  March 22, 2006

                                                                     EXHIBIT A
                                                                     ---------

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[GRAPHIC OMITTED]                                                         2006

                             N E W S
                                 HUSKY ENERGY INC.
                                      BUILDING ON THE HORIZON

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                                                                March 20, 2006

For immediate release


        HUSKY ENERGY PROCEEDS WITH ENGINEERING FOR UPGRADER EXPANSION

CALGARY, ALBERTA - Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc., announced today, that Husky will proceed with the detailed engineering to double the capacity of its Lloydminster heavy oil upgrader from approximately 80,000 barrels per day to a potential capacity of 150,000 barrels per day. This expansion will prepare Husky to process the forecasted growth from its heavy oil operations in the Lloydminster area and from its Tucker Oil Sands Project at Cold Lake, Alberta, 250 kilometres northwest of Lloydminster.

"The expansion is a key part of Husky's continuous strategic investment and leverages our existing Upgrader and pipeline infrastructure in the Lloydminster region. The Upgrader will ensure that Husky captures the full value from increasing volumes of heavy oil production, including the new volumes from our Tucker Oil Sands Project," said Mr. Lau. "This project will strengthen our integrated status and enhance our shareholders value."

The preliminary estimate for the Upgrader expansion is about $2.3 billion. Husky plans to spend approximately $90 million to progress engineering and licensor work prior to initiating construction. Key components for the engineering include implementing licensing agreements, preparing tender packages, seeking environmental assessment approvals from regulators and developing final cost estimates. Engineering work is expected to be completed in 15 to 18 months at which time Husky will proceed with the appropriate approvals for the project.

The Upgrader was commissioned in 1992 at a cost of $1.6 billion. Since that time, Husky acquired the remaining interest in the Upgrader and increased its throughput from its original design capacity of 54,000 barrels per day to the current capacity of 77,000 barrels per day. The Upgrader is on-schedule to reach 82,000 barrels per day by the end of 2006. The facility processes heavy oil into high quality, low sulphur synthetic crude oil to be used as feedstock for refineries in Canada and the United States.

The proposed expansion will bring Husky's Lloydminster area processing capacity to 175,000 barrels per day including 25,000 barrels per day from its asphalt refinery. Upon completion of the expansion, Husky's anticipated heavy oil production combined with the volumes from the Tucker Oil Sands Project makes Husky a fully integrated oil producer.

Husky's heavy oil development program continues to focus on increasing primary and thermal production in the Lloydminster area. Heavy oil production for 2006 is expected to average 115,000 to 120,000 barrels per day. The Company's Tucker Oil Sands Project remains on-budget and on-schedule with steam scheduled to be injected into the reservoir in mid 2006, and first oil expected to be achieved by the end of the year. Peak production is projected at over 30,000 barrels per day and is anticipated to be achieved 18 to 24 months after first oil.


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            707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
            T: (403) 298-6111      F: (403) 298-7464

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

FORWARD LOOKING STATEMENTS - CERTAIN STATEMENTS CONTAINED IN THIS RELEASE, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS OR INFORMATION AND ARE BASED ON HUSKY'S CURRENT BELIEF AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS,
UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                     -30-




For further information, please contact:
Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938

                                                                     EXHIBIT B
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[GRAPHIC OMITTED]                                                         2006

                             N E W S
                                 HUSKY ENERGY INC.
                                      BUILDING ON THE HORIZON

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                                                                March 21, 2006
For immediate release


                 HUSKY ENERGY FILES 2005 DISCLOSURE DOCUMENTS

CALGARY,  ALBERTA - Husky Energy Inc. today filed its Annual  Information Form
(AIF), audited consolidated financial statements and related Management's Discussion and Analysis for the year ended December 31, 2005 with Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (SEDAR). In addition, Husky has filed on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system in the United States its annual report on Form 40-F for the year ended December 31, 2005, which also includes Husky's AIF, audited consolidated financial statements and related Management's Discussion and Analysis.

The AIF includes the disclosure and reports relating to oil and gas reserves data and other disclosures for oil and gas activities required pursuant to National Instrument 51-101 of the Canadian Securities Administrators and by an order granted to Husky by the Canadian securities regulatory authorities. Copies of the AIF, audited financial statements and related Management's Discussion and Analysis may be accessed electronically from www.sedar.com.

Copies of the annual report on Form 40-F may be accessed electronically from www.sec.gov. These documents may also be accessed electronically from Husky's website, www.huskyenergy.ca, or by e-mailing investor.relations@huskyenergy.ca.

HUSKY ENERGY IS A CANADIAN BASED INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS A PUBLICLY TRADED COMPANY WITH SHARES TRADING ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

                                     -30-


For further information, please contact:
Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938



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            707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
            T: (403) 298-6111      F: (403) 298-7464